August 12, 2010

Via EDGAR and Facsimile

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Manitowoc Company, Inc.

Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-11978

Dear Mr. Jaramillo:

The Manitowoc Company, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2010 (the “Comment Letter”), with respect to the above-referenced filing on Form 10-K.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1.  Company and Basis of Presentation, page 48

1.                                      We note your response to prior comment 1 and disclosure of the correction of an error in your previously issued financial statements.  We note that you have not filed the Form 8-K required to be filed by Item 4.02.  Please file the required Item 4.02 of Form 8-K as it relates to those previously identified corrections of an error in your previously issued financial statements.

The Company respectfully submits that a Form 8-K filing is not required in connection with the errors contained in previously issued financial statements because the events that would trigger an Item 4.02 disclosure have not occurred.  More specifically:

(a)                                  neither the Company’s board of directors, a committee of the board of directors nor the Company’s officers have concluded that the previously issued financial statements at issue (the “Financial Statements”) should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20; and

(b)                                 the Company has not been advised by, nor received notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to the Financial Statements.

As discussed in our prior letter to the Staff dated July 23, 2010, the Company has concluded that the errors relating to the Company’s income tax provision and amortization of deferred financing fees were not material, individually or in the aggregate, to the Financial Statements.  Because the effect of the corrections for the income tax and deferred financing fee errors would not materially affect the previously issued Financial Statements, the Company determined, in accordance with Staff Accounting Bulletin 108, that the Financial Statements could still be relied upon, and the correction of the errors could be made in future filings (e.g. in the 2009 Form 10-K as well as future quarterly filings on Form 10-Q) without requiring an amendment to prior filings. The Company therefore does not believe that it would be appropriate for its board of directors, a committee of the board or the Company’s officers to conclude that the Financial Statements should no longer be relied upon or for the Company to file a Form 8-K pursuant to Item 4.02

2.                                      In this regard, in future filings in which you present previously issued financial statements that include corrections of an error, to help investors clearly identify the impact of the restatements, please label all columns and captions that were impacted by the restatement as “Restated”.

The Company believes that in practice companies typically only use a “Restated” column or caption heading when there is a correction of an error that is material.  As noted above, the Company has concluded that the errors relating to the Company’s income tax provision and amortization of deferred financing fees were not material in any period presented in the 2009 Form 10-K or other prior historic filings so, in the Company’s judgment, it is not necessary to use the “Restated” column headings.  The Company notes, however, that is has disclosed, and will continue to disclose as appropriate, in the footnotes to its financial statements the immaterial adjustments that it has made with regard to such provision and fees.  The Company respectfully submits that it would not be necessary or appropriate to label any columns or financial statements as “Restated” in its future filings as it relates to these adjustments.

*     *     *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 652-1720.

Very truly yours,

THE MANITOWOC COMPANY, INC.

		By:	/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer

Enclosure
cc:	Kevin Kuhar
Dennis C. Hult
Securities and Exchange Commission